U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”):Barclays Bank PLC

B.	This is (select one):

X	an original filing for the Filer

an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Barclays Bank PLC

Form type: Registration Statement on Form F-3

File Number (if known): Registration Statement Nos. 333-85646, 333-12384 and 333-8054

Filed by: Barclays Bank PLC

Date Filed (if filed concurrently, so indicate): April 1, 2002 (No. 333-85646), August 11, 2000 (No. 333-12384) and December 5, 1997 (No. 333-8054)

D.	The Filer is incorporated or organized under the Laws of (Name of jurisdiction under whose Laws the filer is organized or incorporated): England and has its principal place of business at (Address in full and telephone number): 54 Lombard Street, London EC3P 3AH, England, Tel No. 011-44-20-7699-5000 (until May 30, 2005); 1 Churchill Place, London E14 5HP, England, Tel No. 011-44-20-7116 1000 (effective May 31, 2005).

E.	The Filer designates and appoints (Name of United States person serving as agent): Barclays Bank PLC (New York Branch) (“Agent”) located at (Address in full in the United States and telephone number): 200 Park Avenue, New York, New York 10166, Tel No. 1-212-412-4000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceedings conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on April 1, 2002 (No. 333-85646), August 11, 2000 (No. 333-12384) and December 5, 1997 (No. 333-8054), or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of: London             Country of: United Kingdom

This Twenty Eighth             day of April     2005 A.D.

Filer: Barclays Bank PLC     By (Signature and Title):

/s/ PETER GOSHAWK

Name: Peter Goshawk

Title: Barclays Treasurer

This statement has been signed by the following persons in the capacities and on the dates indicated.

Barclays Bank PLC (New York Branch)

/s/ ALAN B. KAPLAN

Name:	Alan B. Kaplan

Title:	Deputy General Counsel, Americas

Date:	May 5, 2005